Letter From The Chairman

Dear Stockholders:

Fiscal year 2019 was a challenging year for TSR on several fronts. For the year ended May 31, 2019, TSR, Inc.’s revenue decreased 2.5% from last year to $63.3 million. Net loss attributable to TSR for the current year was $1,336,000 as compared to net income of $486,000 in the prior year. Additionally, net loss per share for the current year was $0.68 compared to net income per share of $0.25 in the prior year.

Revenue decreased due to a number of factors, including a slowdown in business for several clients; a decrease in average billing rates for consultants on billing with customers; and a higher discount plan put in place for a major customer.

Selling, general and administrative expenses increased by $2,201,000 for the year. This was due to a very substantial increase in professional and advisory fees in connection with various stockholder lawsuits and our contested proxy solicitation relating to our 2018 annual meeting, which was postponed as a result of these lawsuits and in order to provide the Company with additional time to review and respond to certain stockholder proposals originally proposed to be brought before the annual meeting.

Inasmuch as most of this litigation has been settled, we anticipate that our professional fees will decrease as we move forward.

Throughout this period of controversy, TSR has remained focused on its efforts to serve, retain and even expand its highly valued customer base. This includes serving several mid-tier clients in new and exciting industry sectors.

I am extremely proud of TSR’s hard working staff, and am especially grateful for all of their efforts this year. Their diligence and loyalty are to be commended, and form the bedrock for our success, now and in the future.

Fifty years since our founding in 1969, TSR remains committed to helping our customers as they continue to evolve and grow by continuing to remain conversant with new technologies and providing first-rate Information Technology services in all forms.

As always, we believe that this dedication will best serve all of our stockholders.

I thank you for your ongoing support.

Sincerely,

/s/ Chris Hughes
Chris Hughes
President

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 10-K

☒ Annual Report Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

For the fiscal year ended May 31, 2019

or

☐ Transition Report Under Section 13 or 15(d) of The Securities Exchange Act of 1934

For the transition period from _______ to _______

Commission File Number: 0-8656

TSR, Inc.

(Exact name of registrant as specified in its charter)

Delaware	13-2635899
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

400 Oser Avenue, Hauppauge, NY 11788

(Address of principal executive offices)

Registrant’s telephone number: 631-231-0333

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	TSRI	NASDAQ Capital Market
Preferred Share Purchase Rights[1]	--	--

1Registered pursuant to Section 12(b) of the Act pursuant to a Form 8-A filed by the registrant on March 15, 2019. Until the Distribution Date (as defined in the registrant’s Rights Agreement dated as of August 29, 2018), the Preferred Share Purchase Rights will be transferred with and only with the shares of the registrant’s Common Stock to which the Preferred Share Purchase Rights are attached.

Securities registered pursuant to Section 12(g) of the Exchange Act:

None

(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Exchange Act. ☐ Yes ☒ No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulations S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer”, “non-accelerated filer” or “smaller reporting company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer      ☐ Accelerated filer       ☐ Non-accelerated filer

☒ Smaller Reporting Company     ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the Registrant has elected not to use extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Securities Act. ☐

Indicate by check mark whether the Registrant is a shell Company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the Registrant based upon the closing price of $5.55 at November 30, 2018 was $5,497,000.

The number of shares of the Registrant’s common stock outstanding as of June 30, 2019 was 1,962,062.

Documents incorporated by Reference:

The information required in Part III, Items 10, 11, 12, 13 and 14 is incorporated by reference to the Registrant’s Proxy Statement in connection with the 2019 Annual Meeting of Stockholders, which will be filed by the Registrant within 120 days after the close of its fiscal year.

TSR, Inc.

Form 10-K

For the Fiscal Year Ended May 31, 2019

PART I

Item 1. Business

General

TSR, Inc. (the “Company”) is primarily engaged in the business of providing contract computer programming services to its customers. The Company provides its customers with technical computer personnel to supplement their in-house information technology (“IT”) capabilities. The Company’s customers for its contract computer programming services consist primarily of Fortune 1000 companies with significant technology budgets. In the year ended May 31, 2019, the Company provided IT staffing services to 54 customers. Also, beginning in the year ended May 31, 2017, the Company has provided and continues to provide contract administrative (non-IT) workers to two of its significant IT customers.

The Company was incorporated in Delaware in 1969. The Company’s executive offices are located at 400 Oser Avenue, Suite 150, Hauppauge, NY 11788, and its telephone number is (631) 231-0333. This annual report, and each of our other periodic and current reports, including any amendments, are available, free of charge, on our website, www.tsrconsulting.com, as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The information contained on our website is not incorporated by reference into this annual report on Form 10-K and should not be considered part of this report.

STAFFING SERVICES

The Company’s contract computer programming services involve the provision of technical staff to customers to meet the specialized requirements of their IT operations. The technical personnel provided by the Company generally supplement the in-house capabilities of the Company’s customers. The Company’s approach is to make available to its customers a broad range of technical personnel to meet their requirements rather than focusing on specific specialized areas. The Company has staffing capabilities in the areas of application development in .net and java, mobile applications for android and IOS platforms, project management, IT security specialists, cloud development and architecture, business analysts, UI design and development, network infrastructure and support and database development and administration. The Company’s services provide customers with flexibility in staffing their day-to-day operations, as well as special projects, on a short-term or long-term basis.

The Company provides technical employees for projects, which usually range from three months to one year. Generally, customers may terminate projects at any time. Staffing services are provided at the client’s facility and are billed primarily on an hourly basis based on the actual hours worked by technical personnel provided by the Company and with reimbursement for out-of-pocket expenses. The Company pays its technical personnel on a semi-monthly basis and invoices its customers, not less frequently than monthly.

The Company’s success is dependent upon, among other things, its ability to attract and retain qualified professional IT personnel. The Company believes that there is significant competition for software professionals with the skills and experience necessary to perform the services offered by the Company. Although the Company generally has been successful in attracting employees with the skills needed to fulfill customer engagements, demand for qualified professionals conversant with certain technologies may outstrip supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increasing demand for qualified personnel could also result in increased expenses to hire and retain qualified technical personnel and could adversely affect the Company’s profit margins.

In the past several years, an increasing number of companies are using or are considering using low cost offshore outsourcing centers, particularly in India, to perform technology related work and projects. This trend has contributed to an industry wide decline in domestic IT staffing revenue. There can be no assurance that this trend will not continue to adversely impact the Company’s IT staffing revenue.

Beginning in the year ended May 31, 2017, the Company also provided contract administrative (non-IT) workers to two of its significant IT customers. This service was added at the customers’ request. The recruiting for these positions is less demanding and the Company has hired a separate recruiting staff to handle this business, which includes both-in house and off-shore recruiters. There can be no assurance that the customers will continue to request these services. The Company has no plans to attempt to expand this aspect of its business beyond its existing customers.

OPERATIONS

The Company provides contract computer programming services primarily in the New York metropolitan area, New England, and the Mid-Atlantic region, although there are also customer locations around the country where the Company places contractors. The Company provides its services principally through offices located in New York, New York, Edison, New Jersey and Long Island, New York. The Company does not currently intend to open additional offices. Competition from larger competitors for recruiters has created more turnover than expected and increased the cost of retaining recruiters, making it more difficult to increase the number of technical recruiters on staff. As of May 31, 2019, the Company employed 19 persons who are responsible for recruiting technical personnel, 3 persons responsible for recruiting non-technical personnel and 11 persons who are account executives. As of May 31, 2018, the Company had employed 23 technical recruiters, 3 non-technical recruiters and 11 account executives.

MARKETING AND CUSTOMERS

The Company focuses its marketing efforts on large businesses and institutions with significant IT budgets and recurring staffing and software development needs. The Company provided services to 54 customers during the year ended May 31, 2019 as compared to 56 in the prior fiscal year. The reduction in customers did not include any significant accounts. The Company has historically derived a significant percentage of its total revenue from a relatively small number of customers. In the fiscal year ended May 31, 2019, the Company had three customers which each provided more than 10% of consolidated revenues: Citigroup (22.5%), Consolidated Edison (18.3%), and AgileOne (10.6%). AgileOne provides vendor management services under an arrangement where the Company enters into a subcontract with AgileOne and AgileOne directly contracts with three end customers. The AgileOne end customers for which the Company provides services include Bristol Myers Squibb, which alone constituted 9.9% of the Company’s consolidated revenue for the year ended May 31, 2019. Additionally, the Company’s top ten customers (including end customers of vendor management companies) accounted for 77% of consolidated revenue in fiscal 2019 and 78% in fiscal 2018. While continuing its efforts to further expand its client base, including strategically targeted middle market accounts, the Company’s marketing efforts are focused primarily on increasing business from its existing accounts. Approximately 33% of the Company’s revenue is derived from end customers in the financial services business. Competitive pressures in financial services, primarily with European based banks, have negatively affected the net effective rates that the Company charges to certain of the Company’s end customers in this industry, which has negatively affected the Company’s gross profit margins. These banks are no longer willing to pay the premium prices which they had previously paid for certain high end skills.

Many of the Company’s major customers, totaling over 29% of revenue, have retained a third party to provide vendor management services and centralize the consultant hiring process. Under this system, the third party retains the Company to provide contract computer programming services, the Company bills the third party and the third party bills the ultimate customer. This process has weakened the relationships the Company has built with its customers’ project managers, who are the Company’s primary contacts with its customers and with whom the Company would normally work to place consultants. Instead, the Company is required to interface with the vendor management provider, making it more difficult to maintain its relationships with its customers and preserve and expand its business. These changes have also reduced the Company’s profit margins because the vendor management company is retained for the purpose of keeping costs down for the end client and receives a processing fee which is deducted from the payment to the Company.

In accordance with industry practice, most of the Company’s contracts for contract computer programming services are terminable by either the client or the Company on short notice.

PROFESSIONAL STAFF AND RECRUITMENT

In addition to using internet based job boards such as Dice, Monster, Career Builder and Discover.org, the Company maintains a database of technical personnel with a wide range of skills. The Company uses a sophisticated proprietary computer system to match potential employees’ skills and experience with client requirements. The Company periodically contacts personnel within its database to update their availability, skills, employment interests and other matters and continually updates its database. This database is made available to the account executives and recruiters at each of the Company’s offices.

The Company employs technical personnel primarily on an hourly basis, as required in order to meet the staffing requirements under particular contracts or for particular projects. The Company primarily recruits technical personnel by posting jobs on the Internet and, on occasion, by publishing advertisements in local newspapers and attending job fairs. The Company devotes significant resources to recruiting technical personnel, maintaining 19 technical recruiters based in the U.S. and contracting with an India based company for 4 recruiters in India. Additionally, the Company maintains 3 non-technical recruiters and contracts for 6 recruiters in the Philippines to assist in locating administrative (non-IT) workers. Potential applicants are generally interviewed and tested by the Company’s recruiting personnel, by third parties that have the required technical backgrounds to review the qualifications of the applicants, or by on-line testing services. In some cases, instead of employing technical personnel directly, the Company uses subcontractors who employ the technical personnel who are provided to the Company’s customers. For a small fee, the Company may sometimes process payments on behalf of customers to contractors identified by the customers directly instead of through the normal recruiting process; this is known as “payrolling”.

Competition

The technical staffing industry is highly competitive and fragmented and has low barriers to entry. The Company competes for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical staffing services and, to a lesser extent, temporary personnel agencies. Many of the Company’s competitors are significantly larger and have greater financial resources than the Company. The Company believes that the principal competitive factors in obtaining and retaining customers are accurate assessment of customers’ requirements, timely assignment of technical employees with appropriate skills and the price of services. The principal competitive factors in attracting qualified technical personnel are compensation, availability, quality and variety of projects and schedule flexibility. The Company believes that many of the technical personnel included in its database may also be pursuing other employment opportunities. Therefore, the Company believes that its responsiveness to the needs of technical personnel is an important factor in the Company’s ability to fill projects. Although the Company believes it competes favorably with respect to these factors, it expects competition to increase and there can be no assurance that the Company will remain competitive.

Intellectual Property Rights

The Company relies primarily upon a combination of trade secret, nondisclosure and other contractual arrangements to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

Personnel

As of May 31, 2019, the Company employed 389 people including its 2 executive officers. Of such employees, 11 were engaged in sales, 19 were recruiters for technical personnel, 3 were recruiters for non-technical personnel, 340 were IT and administrative (non-IT) contractors, and 14 were engaged in corporate administrative and clerical functions. None of the Company’s employees belong to unions.

Item 1A. Risk Factors

Certain statements contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, including statements concerning the Company’s future prospects and the Company’s future cash flow requirements are forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projections in the forward-looking statements, which statements involve risks and uncertainties, including but not limited to the factors set forth below.

Dependence Upon Key Personnel

Joseph F. Hughes, Chairman of the Board, Chief Executive Officer, President and Treasurer, retired on July 5, 2017. The Board of Directors of the Company elected Christopher Hughes, formerly Senior Vice President of TSR, Inc., to succeed Joseph F. Hughes as Chairman of the Board, Chief Executive Officer, President and Treasurer. The Company is dependent on Christopher Hughes in his corporate positions and as President of TSR Consulting Services, Inc. The Company has an employment agreement with Christopher Hughes which expires May 31, 2022. The Company is also dependent on the Company’s New Jersey office branch manager and the minority owner of its Logixtech Solutions LLC subsidiary. The Company has an employment agreement with this branch manager which terminates in July, 2021 and an employment agreement with the minority owner which terminates in August, 2020. The Company is also dependent on certain of its account executives who are responsible for servicing its principal customers and attracting new customers. The Company does not have employment contracts with the account executives. There can be no assurance that the Company will be able to retain its existing personnel or find and attract additional qualified employees. The loss of the service of any of these personnel could have a material adverse effect on the Company.

Dependence on Significant Customers

In the fiscal year ended May 31, 2019, the Company’s three largest customers, Citigroup, Consolidated Edison and AgileOne, accounted for 22.5%, 18.3%, and 10.6% of the Company’s consolidated revenue, respectively. AgileOne is a vendor management company through which the Company provides services to three end customers, of which Bristol Myers Squibb is the most significant, representing 9.9% of the Company’s consolidated revenue for fiscal 2019. In total, the Company derives over 29% of its revenue from accounts with vendor management companies. The Company’s 10 largest customers provided 77% of consolidated revenue in fiscal 2019. Client contract terms vary depending on the nature of the engagement, and there can be no assurance that a client will renew a contract when it terminates. In addition, the Company’s contracts are generally cancelable by the client at any time on short notice, and customers may unilaterally reduce their use of the Company’s services under such contracts without penalty. Approximately 33% of the Company’s revenue is derived from end customers in the financial services business. Competitive pressures in financial services, primarily with European based banks, have negatively affected the net effective rates that the Company charges to certain end customers in this industry, which has negatively affected the Company’s gross profit margins. These banks are no longer willing to pay the premium prices which they had previously paid for certain high end skills. See “Rapidly Changing Industry” below.

In accordance with industry practice, most of the Company’s contracts for contract computer programming services are terminable by either the client or the Company on short notice.

The accounts receivable balances associated with the Company’s largest customers were $3,657,000 for three customers at May 31, 2019 and $3,692,000 for three customers at May 31, 2018. Because of the significant amount of outstanding receivables that the Company may have with its larger customers at any one time, if a client, including a vendor management company which then contracts with the ultimate client, filed for bankruptcy protection, it could prevent the Company from collecting on the receivables and have an adverse effect on the Company’s results of operations.

Dependence on Reputation

The Company’s reputation among its customers, potential customers and the staffing services industry depends on the performance of the technical personnel that the Company places with its customers. If the Company’s customers are not satisfied with the services provided by the technical personnel placed by the Company, or if the technical personnel placed by the Company lack the qualifications or experience necessary to perform the services required by the Company’s customers, the Company may not be able to successfully maintain its relationships with its customers or expand its client base.

Competitive Market for Technical Personnel

The Company’s success is dependent upon its ability to attract and retain qualified computer professionals to provide as temporary personnel to its customers. Competition for the limited number of qualified professionals with a working knowledge of certain sophisticated computer languages, which the Company requires for its contract computer services business, is intense. The Company believes that there is a shortage of, and significant competition for, software professionals with the skills and experience necessary to perform the services offered by the Company.

The Company’s ability to maintain and renew existing engagements and obtain new business in its contract computer programming business depends, in large part, on its ability to hire and retain technical personnel with the IT skills that keep pace with continuing changes in software evolution, industry standards and technologies, and client preferences. Although the Company generally has been successful in attracting employees with the skills needed to fulfill customer engagements, demand for qualified professionals conversant with certain technologies may outstrip supply as new and additional skills are required to keep pace with evolving computer technology or as competition for technical personnel increases. Increased demand for qualified personnel has resulted and is expected to continue to result in increased expenses to hire and retain qualified technical personnel and has adversely affected the Company’s profit margins.

Competitive Market for Account Executives and Technical Recruiters

The Company faces a highly competitive market for the limited number of qualified personnel. The competitive market for such personnel could affect the Company’s ability to hire and retain such personnel, including increasing the cost of retaining such personnel and, if the Company is successful in hiring technical recruiters and account executives, there can be no assurance that such hiring will result in increased revenue.

Rapidly Changing Industry

The computer industry is characterized by rapidly changing technology and evolving industry standards. These include the overall increase in the sophistication and interdependency of computer technology and a focus by IT managers on cost-efficient solutions. There can be no assurance that these changes will not adversely affect demand for technical staffing services. Organizations may elect to perform such services in-house or outsource such functions to companies that do not utilize temporary staffing, such as that provided by the Company.

Additionally, a number of companies have, in recent years, limited the number of vendors on their approved vendor lists, and are continuing to do so. In some cases this has required the Company to subcontract with a company on the approved vendor list to provide services to customers. The staffing industry has also experienced margin erosion caused by this increased competition, and customers leveraging their buying power by consolidating the number of vendors with which they deal. In addition to these factors, there has been intense price competition in the area of IT staffing, pressure on billing rates and pressure by customers for discounts. The Company has endeavored to increase its technical recruiting staff in order to better respond to customers’ increasing demands for both the timeliness, quality and quantities of resume submittals against job requisitions.

The Company cannot predict at this time what long-term effect these changes will have on the Company’s business and results of operations.

Vendor Management Companies

There have been changes in the industry which have affected the Company’s operating results. Many customers have retained third parties to provide vendor management services, and in excess of 29% of the Company’s revenue is derived through vendor management companies. The third party is then responsible for retaining companies to provide temporary IT personnel. This results in the Company contracting with such third parties and not directly with the ultimate customer. This change weakens the Company’s relationship with its customer, which makes it more difficult for the Company to maintain and expand its business with its existing customers. It also reduces the Company’s profit margins.

In addition, the agreements with the vendor management companies are frequently structured as subcontracting agreements, with the vendor management company entering into a services agreement directly with the end customers. As a result, in the event of a bankruptcy of a vendor management company, the Company’s ability to collect its outstanding receivables and continue to provide services could be adversely affected.

Effect of Current Economic Uncertainties and Limited Growth in Company’s Business

Demand for the Company’s IT staffing services has been and is significantly affected by the general economic environment. During periods of slowing economic activity, customers may reduce their IT projects and their demand for outside consultants. Therefore, any significant economic downturn could have a material adverse effect on the Company’s results of operations. As a result of the broad based economic downturn that began in 2008, the Company experienced a decrease in the number of consultants on billing with customers from which it took years to recover. Customer spending during the 2019 fiscal year appears to have decreased in certain areas, particularly among foreign based financial services customers. The Company expects that economic conditions will continue to affect the number of consultants on billing with customers and the Company’s profitability. In addition to the impact of the economic uncertainties, the Company has not been successful in expanding its customer base beyond its core customers. There is no assurance that the Company will achieve growth in its revenue.

Effect of Increases in Payroll-related Costs

The Company is required to pay a number of federal, state and local payroll and related costs, including unemployment insurance, workers’ compensation insurance, employer’s portion of Social Security and Medicare taxes, among others, for our employees, including those placed with customers. Significant increases in the effective rates of any payroll-related costs would likely have a material adverse effect on the Company. During the past few years, many of the states in which the Company conducts business have significantly increased their state unemployment tax rates in an effort to increase funding for unemployment benefits. Costs have continued to increase as a result of health care reforms and the mandate to provide health insurance to employees under the Affordable Care Act which went into effect January 1, 2015. Additionally, the New York City Council approved a measure which went into effect in April 2014 requiring the Company to provide five paid sick days per year. Several local municipalities, such as Newark and Jersey City, New Jersey, have enacted similar statutes. The State of New Jersey added a similar paid sick time law effective in October 2018. Many other cities around the country have enacted or are in the process of enacting paid leave mandates. The Company has not been able to sufficiently increase the fees charged to its customers to cover these mandated cost increases. There are also proposals on the federal and state levels to phase in paid or partially paid family leave. It is too early to determine how this will affect the Company’s profitability. New York State passed a paid family leave law effective January 1, 2018 that is financed by insurance through employee payroll deductions.

Effect of Offshore Outsourcing

The current trend of companies moving technology jobs and projects offshore has caused and could continue to cause revenue to decline. In the past few years, more companies are using or are considering using low cost offshore outsourcing centers, particularly in India and other East Asian countries, to perform technology related work and projects. This trend has reduced the growth in domestic IT staffing revenue for the industry. There can be no assurance that this trend will not continue to adversely impact the Company’s IT staffing revenue.

Effect of Immigration Restrictions

The Company obtains many of its technical personnel by subcontracting with companies that utilize foreign nationals entering the U.S. on work visas, primarily under the H-1B visa classification. The Company also sponsors foreign nationals on H-1B visas on a limited basis. The H-1B visa classification enables U.S. employers to hire qualified foreign nationals in positions that require an education at least equal to a bachelor’s degree. U.S. Immigration laws and regulations are subject to legislative and administrative changes, as well as changes in the application of standards and enforcement. Recent changes in enforcement have reduced the ability of graduates to work under the “Optional Practical Training” status and prevents spouses of H-1B holders from working under the H-4 status. These and future restrictions on the availability of work visas could restrain the Company’s ability to acquire the skilled professionals needed to meet our customers’ requirements, which could have a material adverse effect on our business. The scope and impact of these changes on the staffing industry and the Company remain unclear, however a narrow interpretation and vigorous enforcement of existing laws and regulations could adversely affect the ability of entities with which the Company subcontracts to utilize foreign nationals and/or renew existing foreign national consultants on assignment. There can be no assurance that the Company or its subcontractors will be able to keep or replace all foreign nationals currently on assignment, or continue to acquire foreign national talent at the same rates as in the past.

Fluctuations in Quarterly Operating Results

The Company’s revenue and operating results are subject to significant variations from quarter-to-quarter. Revenue is subject to fluctuation based upon a number of factors, including the timing and number of client projects commenced and completed during the quarter, delays incurred in connection with projects, the growth rate of the market for contract computer programming services and general economic conditions. Unanticipated termination of a project or the decision by a client not to proceed to the next stage of a project anticipated by the Company could result in decreased revenue and lower utilization rates which could have a material adverse effect on the Company’s business, operating results and financial condition. Compensation levels can be impacted by a variety of factors, including competition for highly skilled employees and inflation.

The Company’s operating results also fluctuate due to seasonality. Typically, our billable hours, which directly affect our revenue and profitability, decrease in our third fiscal quarter. Clients closing during the holiday season and for winter weather causes the number of billable work days for consultants on billing with customers to decrease. Additionally, at the beginning of the calendar year, which also falls within our third fiscal quarter, payroll taxes are at their highest. This results in our lowest gross margins of the year. The Company’s operating results are also subject to fluctuation as a result of other factors such as vacations, client mandated furloughs and client budgeting requirements.

Competition

The technical staffing industry is highly competitive and fragmented and has low barriers to entry. The Company competes for potential customers with providers of outsourcing services, systems integrators, computer systems consultants, other providers of technical staffing services and, to a lesser extent, temporary personnel agencies. The Company competes for technical personnel with other providers of technical staffing services, systems integrators, providers of outsourcing services, computer systems consultants, customers and temporary personnel agencies. Many of the Company’s competitors are significantly larger and have greater financial resources than the Company. The Company believes that the principal competitive factors in obtaining and retaining customers are accurate assessment of customers’ requirements, timely assignment of technical employees with appropriate skills and the price of services. The principal competitive factors in attracting qualified technical personnel are compensation, availability, quality and variety of projects and schedule flexibility. The Company believes that many of the technical personnel included in its database may also be pursuing other employment opportunities. Therefore, the Company believes that its responsiveness to the needs of technical personnel is an important factor in the Company’s ability to fill projects. Although the Company believes it competes favorably with respect to these factors, it expects competition to increase, and there can be no assurance that the Company will remain competitive.

Potential for Contract and Other Liability

The personnel provided by the Company to customers provide services involving key aspects of its customers’ software applications. A failure in providing these services could result in a claim for substantial damages against the Company, regardless of the Company’s responsibility for such failure. The Company attempts to limit, contractually, its liability for damages arising from negligence or omissions in rendering services, but it is not always successful in negotiating such limits.

Furthermore, due to increased competition and the requirements of vendor management companies, the Company may be required to accept less favorable terms regarding limitations on liability, including assuming obligations to indemnify customers for damages sustained in connection with the provision of our services. There can be no assurance our contracts will include the desired limitations of liability or that the limitations of liability set forth in our contracts would be enforceable or would otherwise protect the Company from liability for damages.

The Company’s business involves assigning personnel to the workplace of the client, typically under the client’s supervision. Although the Company has little control over the client’s workplace, the Company may be exposed to claims of discrimination and harassment and other similar claims as a result of inappropriate actions allegedly taken against the Company’s personnel by customers. As an employer, the Company is also exposed to other possible employment-related claims. The Company is exposed to liability with respect to actions taken by its technical personnel while on a project, such as damages caused by technical personnel errors, misuse of client proprietary information or theft of client property. To reduce these exposures, the Company maintains insurance policies and a fidelity bond covering general liability, worker’s compensation claims, errors and omissions and employee theft. In certain instances, the Company indemnifies its customers for these exposures. Certain of these costs and liabilities are not covered by insurance. There can be no assurance that insurance coverage will continue to be available and at its current price or that it will be adequate to, or will, cover any such liability.

Data Security

Our ability to protect client, employee, and Company data and information is critical to our reputation and the success of our business. Our clients and employees expect that their confidential, personal and private information will be secure in our possession. Attacks against security systems have become increasingly sophisticated along with developments in technology, and such attacks have become more prevalent. Consequently, the regulatory environment surrounding cybersecurity and privacy has become more and more demanding and has resulted in new requirements and increasingly demanding standards for protection of information. As a result, the Company may incur increased expenses associated with adequately protecting confidential client, employee, and Company data and complying with applicable regulatory requirements. There can be no assurance that we will be able to prevent unauthorized third parties from breaching our systems and gaining unauthorized access to confidential client, employee, and Company data even if our cybersecurity measures are compliant with regulatory requirements and standards. Unauthorized third party access to confidential client, employee, and Company data stored in our system whether as a result of a third party system breach, systems failure or employee negligence, fraud or misappropriation, could damage our reputation and cause us to lose customers, and could subject us to monetary damages, fines and/or criminal prosecution. Furthermore, unauthorized third party access to or through our information systems or those we develop for our customers, whether by our employees or third parties, could result in system disruptions, negative publicity, legal liability, monetary damages, and damage to our reputation.

Intellectual Property Rights

The Company relies primarily upon a combination of trade secret, nondisclosure and other contractual agreements to protect its proprietary rights. The Company generally enters into confidentiality agreements with its employees, consultants, customers and potential customers and limits access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of its proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

Voting Power of Major Stockholders

Through an amendment to filings with the United States Securities and Exchange Commission on Schedule 13D by Joseph F. Hughes and Winifred M. Hughes, the Company was informed that on July 20, 2018, Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC entered an agreement to purchase 819,491 shares of the Company’s Common Stock (the “Shares”) which were held by Joseph F. Hughes and Winifred M. Hughes. Joseph F. Hughes is the former Chairman and Chief Executive Officer of the Company. The Shares were sold in a privately negotiated transaction for a purchase price of $6.25 per share, or $5,121,819 in the aggregate, and the Shares collectively represented 41.8% of the Company’s issued and outstanding Common Stock. It had also been disclosed that Zeff Capital, LP owned 77,615 shares of the Company’s Common Stock, which represented approximately 4.0% of the Company’s issued and outstanding Common Stock. Each of the purchasers of the Shares has significant voting power on all matters subject to a vote of the Company’s stockholders.

As of the most recent filings available, Zeff Capital, LP owns 437,774 shares or 22.3%, QAR Industries, Inc. owned 139,200 shares or 7.1% and Fintech Consulting LLC owned 376,100 or 19.2% of the Company’s issued and outstanding Common Stock. The Company considers Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC to be affiliates of the Company based on their significant ownership of the Company’s outstanding Common Stock.

Prior to the sale of the Shares by Joseph F. Hughes and Winifred M. Hughes to Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC described above, the Company had received a letter on June 25, 2018 from James Hughes on behalf of Joseph F. Hughes and Winifred M. Hughes, in which Joseph F. Hughes and Winifred M. Hughes requested that the Board pursue a sale of the Company. On July 9, 2018, by resolution, the Board established a Special Committee of the Board to review this request, and to consider and evaluate other strategic alternatives available to the Company in the context of that review, including (a) potential opportunities for a sale of the Company by way of merger, consolidation, sale of equity securities (including the Company’s outstanding Common Stock), sale of all or substantially all of the Company’s assets, or other strategic transactions; (b) recapitalization of the Company; (c) the sale or exchange of the shares of Common Stock held (at that time) by Mr. Hughes and Mrs. Hughes in a transaction involving the Company; or (d) remaining independent and continuing to execute the Company’s business plans on a standalone basis, and to review, consider and evaluate, for purposes of advising the full Board, whether any of the potential strategic alternatives is in the best interests of the Company’s stockholders. The Special Committee has remained in place following the acquisition of the Shares by Zeff Capital, LP, QAR Industries, Inc. and Fintech Consulting LLC from Joseph F. Hughes and Winifred M. Hughes described above.

On December 7, 2018, the Company announced that the Special Committee had performed a comprehensive review and evaluation of various strategic alternatives available to the Company and determined that the strategic acquisition of one or more businesses operating in the same business sector as the Company or a complementary business sector is in the best interests of the Company and its stockholders, and based on the unanimous recommendation of the Special Committee, the Board had decided that it is in the best interests of the Company and its stockholders to pursue one or more strategic acquisitions. In connection with its strategic review, the Special Committee retained CoView Capital, Inc. as its independent financial advisor and Farrell Fritz, P.C. as its independent legal advisor. See the Company’s current report on Form 8-K filed with the Securities and Exchange Commission on December 7, 2018.

Certain Anti-Takeover Provisions May Inhibit a Change of Control

In addition to the significant ownership of Common Stock discussed above under the caption “Voting Power of Major Stockholders,” certain provisions of the Company’s charter and by-laws may have the effect of discouraging a third party from making an acquisition proposal for the Company and may thereby inhibit a change in control of the Company under circumstances that could give the holders of Common Stock the opportunity to realize a premium over the then-prevailing market prices. Such provisions include a classified Board of Directors and advance notice requirements for nomination of directors and certain stockholder proposals set forth in the Company’s Certificate of Incorporation and by-laws. In addition, on August 29, 2018, the Company entered into a Rights Agreement and paid a related dividend of preferred share purchase rights to the holders of the Company’s outstanding Common Stock. The preferred share purchase rights give the holders thereof the right to purchase shares of the Company’s Class A Preferred Stock Series One, par value $0.01 per share (“Preferred Stock”). The Preferred Stock has rights with respect to dividends, voting and liquidation preferences that are superior to the Common Stock. The preferred share purchase rights do not become exercisable until the acquisition by certain persons or entities, or groups of affiliated persons or entities, of 5% or more of the Company’s outstanding Common Stock. See Footnote 4 to the Consolidated Financial Statements elsewhere in this report.

New Classes and Series of Stock

The Company’s charter authorizes the Board of Directors to create new classes and series of preferred stock and to establish the preferences and rights of any such classes and series without further action of the stockholders. The issuance of additional classes and series of capital stock may have the effect of delaying, deferring or preventing a change in control of the Company.

On August 29, 2018, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each share of Common Stock of the Company outstanding on August 29, 2018 (the “Record Date”) to the stockholders of record on that date. In connection with the distribution of the Rights, the Company entered into a Rights Agreement (the “Rights Agreement”), dated as of August 29, 2018, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of the Company’s Preferred Stock at a price of $24.78 per one one-hundredth of a share of Preferred Stock represented by a Right (the “Purchase Price”), subject to adjustment. See Footnote 4 to the Consolidated Financial Statements elsewhere in this report.

The Company’s stock price could be extremely volatile and, as a result, investors may not be able to resell their shares at or above the price they paid for them.

Among the factors that could affect the Company’s stock price are:

-	limited float and a low average daily trading volume;
-	industry trends and the performance of the Company’s customers;
-	fluctuations in the Company’s results of operations;
-	litigation; and
-	general market conditions.

The stock market has, and may in the future, experience extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of the Company’s Common Stock.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The Company leases 8,000 square feet of space in Hauppauge, New York for a term expiring December 31, 2020, with annual rentals of approximately $86,000. This space is used as executive and administrative offices for the Company and the Company’s operating subsidiary. The Company also leases sales and recruiting offices in New York City (lease expires August 2022) and Edison, New Jersey (lease expires February 2020), with aggregate annual rentals of approximately $155,000 and $143,000, respectively.

The Company believes the present locations are adequate for its current needs as well as for the future expansion of its existing business.

Item 3. Legal Proceedings

On October 16, 2018, the Company was served with a complaint filed in the Supreme Court of the State of New York, Queens County, by Susan Paskowitz, a stockholder of the Company, against the Company; Joseph F. Hughes and Winifred M. Hughes; current and former directors Christopher Hughes, Raymond A. Roel, Brian J. Mangan, Regina Dowd, James J. Hill, William Kelly, and Eric Stein; as well as stockholders Zeff Capital, L.P. (“Zeff”), QAR Industries, Inc. (“QAR”) and Fintech Consulting LLC (“Fintech,” and collectively with Zeff and QAR, the “Zeff Group”). The complaint purports to be a class action lawsuit asserting claims on behalf of all minority stockholders of the Company. Ms. Paskowitz alleges the following: the sale by Joseph F. Hughes and Winifred M. Hughes of an aggregate of 819,491 shares of the Company’s common stock (“controlling interest”) to Zeff, QAR and Fintech was in breach of Joseph F. Hughes’ and Winifred M. Hughes’ fiduciary duties and to the detriment of the Company’s minority stockholders; the members of the Board of Directors of the Company named in the complaint breached their fiduciary duties by failing to immediately adopt a rights plan that would have prevented Joseph F. Hughes and Winifred M. Hughes from selling their shares and preserved a higher premium for all stockholders; Zeff, QAR, and Fintech are “partners” and constitute a “group.” Ms. Paskowitz also asserts that the Zeff Group aided and abetted Joseph F. Hughes’ and Winifred M. Hughes’ conduct and ultimately seeks to buy out the remaining shares of the Company at an unfair price.

On May 6, 2019, a stipulation dismissal was filed in this action with respect to defendants Joseph F. Hughes, Winifred M. Hughes, and Regina Dowd, in which the plaintiff and these defendants agreed to the dismissal of all claims asserted by and against them, without prejudice.

On June 14, 2019, Ms. Paskowitz filed an amended complaint against the members of the Board of Directors and the Zeff Group, which asserts substantially similar allegations to those contained in the October 11, 2018 complaint. In addition to the members of the Board of Directors named in the original complaint, the amended complaint names directors Ira Cohen, Joseph Pennacchio, and William Kelly as defendants. The amended complaint also asserts a derivative claim purportedly on behalf of the Company against the named members of the Board of Directors. The amended complaint seeks declaratory judgment and unspecified monetary damages. The complaint requests: (1) a declaration from the court that the members of the Board of Directors named in the complaint breached their fiduciary duties by failing to timely adopt a stockholder rights plan, which resulted in the loss of the ability to auction the Company off to the highest bidder without interference from the Zeff Group; (2) damages derivatively on behalf of the Company for unspecified harm caused by the Directors’ alleged breaches of fiduciary duties; (3) damages and equitable relief derivatively on behalf of the Company for the Directors’ alleged failure to adopt proper corporate governance practices; and (4) damages and injunctive relief against the Zeff Group based on their knowing dissemination of false or misleading public statements concerning their status as a group. The complaint has not assigned any monetary values to alleged damages.

On July 15, 2019, the Company filed an answer to the amended complaint and cross-claims against the Zeff Group for breaches of their fiduciary duties, aiding and abetting breaches of fiduciary duties, and indemnification and contribution based on their misappropriation of material nonpublic information and their failure to disclose complete and accurate information in SEC filings concerning their group actions to attempt a creeping takeover of the Company.

In addition, on December 21, 2018, the Company filed a complaint in the United States District Court, Southern District of New York, against Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, QAR Industries, Inc., Robert Fitzgerald, Fintech Consulting LLC d/b/a ApTask, and Tajuddin Haslani for violations of the disclosure and anti-fraud requirements of the federal securities laws under Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (“Exchange Act”), and the related rules and regulations promulgated by the SEC, for failing to disclose to the Company and its stockholders their formation of a group and the group’s intention to seize control of the Company. The complaint requests that the court, among other things, declare that the defendants have solicited proxies without filing timely, accurate and complete reports on Schedule 13D and Schedule 14A in violation of Sections 13(d) and 14(a) of the Exchange Act, direct the defendants to file with the SEC complete and accurate disclosures, enjoin the defendants from voting any of their shares prior to such time as complete and accurate disclosures have been filed, and enjoin the defendants from further violations of the Exchange Act with respect to the securities of the Company. The Company has filed motions for preliminary injunction and expedited discovery. The court held an initial pretrial conference on April 23, 2019 during which it ordered the parties to participate in a mediation of the claims raised in the action. The parties subsequently participated in mediation sessions through the Court-annexed Mediation Program; however, no resolution has been reached.

Ms. Paskowitz has also filed a related action against Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, QAR Industries, Inc., Robert Fitzgerald, Fintech Consulting LLC, and Tajuddin Haslani in the Southern District of New York, which asserts claims against them for breach of fiduciary duty and under federal securities laws similar to those asserted in TSR’s action. Although TSR is not a party to Ms. Paskowitz’s action, the court has determined to treat TSR’s and Ms. Paskowitz’s actions as related.

The Company is engaged in discussions with the Zeff Capital LP, Zeff Holding Company LLC and Daniel Zeff, QAR Industries, Inc. and Robert Fitzgerald and Fintech Consulting LLC and Tajuddin Haslani (the “Investor Parties”) regarding the settlement of the proxy contest with Zeff Capital L.P. and all disputes and pending litigation between the Company and the Investor Parties described above.  The settlement terms under discussion involve, among other things, (a) the purchase of the shares of TSR, Inc. beneficially owned by the Investor Parties for cash by the Company and Christopher Hughes, Chairman, President, Treasurer and Chief Executive Officer of the Company; (b) a settlement payment by the Company to the Investor Parties for the settlement of the pending litigation involving them; and (c) certain actions with respect to the governance of the Company and the upcoming 2018 Annual Meeting of the Company’s Stockholders.  Inasmuch as settlement discussions are ongoing and certain material terms of the proposed settlement agreement have not been resolved, there can be no assurance that a settlement agreement will be reached.  The discussions do not purport to resolve the two pending litigations filed by TSR, Inc. stockholder, Susan Paskowitz

At this time, it is not possible to predict the outcome of any of these litigation matters or their effect on the Company and the Company’s consolidated financial position.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company’s shares of Common Stock trade on the NASDAQ Capital Market under the symbol TSRI. The following are the high and low sales prices for each quarter during the fiscal years ended May 31, 2019 and 2018:

	JUNE 1, 2018 – MAY 31, 2019
	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
High Sales Price	$9.40	$7.92	$6.96	$6.20
Low Sales Price	4.40	4.65	4.50	4.67

	JUNE 1, 2017 – MAY 31, 2018
	1ST QUARTER	2ND QUARTER	3RD QUARTER	4TH QUARTER
High Sales Price	$11.10	$7.45	$8.41	$6.64
Low Sales Price	4.05	3.80	4.75	4.95

There were 44 holders of record of the Company’s Common Stock as of July 31, 2019. Additionally, the Company estimates that there were approximately 700 beneficial holders as of that date. On May 25, 2017, the Company declared a special cash dividend of $1.00 per common share payable on July 14, 2017 to stockholders of record on June 16, 2017. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

There are no securities authorized for issuance under any equity compensation plans.

Item 6. Selected Financial Data

(Amounts in Thousands, Except Per Share Data)

	Years Ended
	May 31, 2019	May 31, 2018	May 31, 2017	May 31, 2016	May 31, 2015
Revenue, Net	$63,340	$64,990	$62,573	$60,998	$57,403

Income (Loss) From Operations	(1,848)	909	562	839	432

Net Income (Loss) Attributable to TSR, Inc.	(1,336)	486	268	399	193

Basic and Diluted Net Income (Loss) Per TSR, Inc. Common Share	(0.68)	0.25	0.14	0.20	0.10

Working Capital	6,225	8,113	7,689	9,391	8,986

Total Assets	12,534	13,372	14,535	14,090	14,051

Total TSR, Inc. Equity	6,888	8,224	7,738	9,432	9,033

Book Value Per TSR, Inc. Common Share (Total TSR Equity Divided by Common Shares Outstanding)	3.51	4.19	3.94	4.81	4.60

Cash Dividends Declared Per TSR, Inc. Common Share	$0.00	$0.00	$1.00	$0.00	$0.00

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Company’s consolidated financial statements and notes thereto presented elsewhere in this report.

Results of Operations

The following table sets forth for the periods indicated certain financial information derived from the Company’s consolidated statements of net income. There can be no assurance that historical trends in operating results will continue in the future:

	Years Ended May 31, (Dollar Amounts in Thousands)
	2019		2018
	Amount	% of Revenue	Amount	% of Revenue
Revenue, Net	$63,340	100.0%	$64,990	100.0%
Cost of Sales	53,515	84.5	54,609	84.0
Gross Profit	9,825	15.5	10,381	16.0
Selling, General and Administrative Expenses	11,673	18.4	9,472	14.6
Income (Loss) from Operations	(1,848)	(2.9)	909	1.4
Other Income, Net	11	0.0	28	0.0
Income (Loss) Before Income Taxes	(1,837)	(2.9)	937	1.4
Provision (Benefit) for Income Taxes	(538)	(0.8)	381	0.6
Consolidated Net Income (Loss)	(1,299)	(2.1)	556	0.8
Net Income Attributable to Noncontrolling Interest	37	0.0	70	0.1
Net Income (Loss) Attributable to TSR, Inc.	$(1,336)	(2.1)%	$486	0.7%

Revenue

Revenue consists primarily of revenue from computer programming consulting services. Revenue for the fiscal year ended May 31, 2019 decreased $1,650,000 or 2.5% from fiscal 2018. Revenue for the current year decreased due to lower average billing rates from a shift in business mix with less placements for high end skills and due to a higher discount plan put in place upon contract renewal with a major customer in May 2018. However, the overall average number of consultants on billing with customers increased from 383 for the fiscal year ended May 31, 2018 to 394 for the fiscal year ended May 31, 2019, while the average number of computer programming consultants also increased from 332 for the fiscal year ended May 31, 2018 to 338 in the fiscal year ended May 31, 2019. The 394 consultants on billing for the current period include an equivalent 56 administrative (non-IT) workers that the Company placed at the customers’ requests as compared with the prior year which included an equivalent 51 administrative (non-IT) workers.

Cost of Sales

Cost of sales for the fiscal year ended May 31, 2019 decreased $1,094,000 or 2.0% to $53,515,000 from $54,609,000 in the prior fiscal year. The decrease in cost of sales resulted primarily from a decrease in the average rates paid to consultants on billing. Cost of sales as a percentage of revenue increased from 84.0% in the fiscal year ended May 31, 2018 to 84.5% in the fiscal year ended May 31, 2019. The increase in cost of sales as a percentage of revenue was primarily attributable to the new discount plan put in place with a major customer upon contract renewal in May 2018 as well as an increase in the costs of benefits for consultants on billing.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of expenses relating to account executives, technical recruiters, facilities costs, management and corporate overhead. These expenses increased $2,201,000 or 23.2% from $9,472,000 in the fiscal year ended May 31, 2018 to $11,673,000 in the fiscal year ended May 31, 2019. The increase in these expenses primarily resulted from a significant increase in amounts paid for legal services of $2,307,000 and advisory fees of $191,000 offset, to an extent, by the retirement of the former Chairman which reduced expenses by $240,000 for the current period. The legal and advisory expenses increased in connection with various stockholder lawsuits and our on-going contested proxy solicitation relating to our annual meeting that was originally scheduled to be held on November 28, 2018, but which we postponed in order to provide the Company with additional time to review and respond to certain stockholder proposals, and due to the uncertainty caused by certain stockholder litigations against the Company and current and former members of its board of directors that were commenced prior to the original date for the annual meeting. Selling, general and administrative expenses, as a percentage of revenue, increased from 14.6% in the fiscal year ended May 31, 2018 to 18.4% in the fiscal year ended May 31, 2019.

Other Income

Other income for the fiscal year ended May 31, 2019 resulted primarily from interest and dividend income of $22,000 reduced by a mark to market loss of approximately $9,000 on the Company’s marketable equity securities and a loss of $2,000 on the sale of a fixed asset. Other income for the fiscal year ended May 31, 2018 resulted primarily from interest and dividend income of $12,000 and a mark to market gain of approximately $15,000 on the Company’s marketable equity securities.

Income Taxes

The effective income tax rates were a benefit of 29.3% for the fiscal year ended May 31, 2019 and a provision of 40.7% for the fiscal year ended May 31, 2018. The rate for fiscal 2019 primarily consists of the new federal rate of 21.0%. The rate for fiscal 2018 was impacted by the effects of the new lower federal corporate tax rates effective January 1, 2018. The tax provision for fiscal 2018 included a blended federal statutory rate of 28.6%. However, this lower rate was offset, to an extent, by the devaluation of the Company’s deferred tax asset. The benefit of the deferred tax asset will be limited to 21% for federal income tax purposes in fiscal years going forward.

Net Income (Loss) Attributable to TSR, Inc.

Net income (loss) attributable to TSR, Inc. changed from net income of $486,000 in the fiscal year ended May 31, 2018 to a net loss of ($1,336,000) in the fiscal year ended May 31, 2019. This decrease was primarily attributable to the significant increase in selling, general and administrative expenses from increased amounts paid for legal services and advisory fees.

Liquidity, Capital Resources and Changes in Financial Condition

The Company expects that its available cash, certificates of deposit and marketable securities will be sufficient to provide the Company with adequate resources to meet its liquidity requirements for the 12 month period following the issuance of these financial statements. Conditions affecting the Company’s business, including on-going legal expenses, may result in the need for the Company to obtain additional liquidity. Utilizing its accounts receivable as collateral, the Company may seek a line of credit or other financing to increase its liquidity. The Company does not maintain a credit facility with any financial institution and there can be no assurance that a line of credit or other financing will be available to the Company on terms acceptable to it.

At May 31, 2019, the Company had working capital (total current assets in excess of total current liabilities) of $6,225,000 including cash and cash equivalents and certificates of deposit and marketable securities of $4,222,000 as compared to working capital of $8,113,000 including cash and cash equivalents and certificates of deposit and marketable securities of $5,861,000 at May 31, 2018.

Net cash flow of $1,584,000 was used in operations during fiscal 2019 as compared to $1,131,000 of net cash flow provided by operations in fiscal 2018. The cash used in operations for fiscal 2019 primarily resulted from the consolidated net loss of $1,299,000, an increase in deferred taxes of $558,000, primarily from net operating loss carryforwards, and an increase in accounts receivable of $216,000, offset to some extent, by an increase in accounts and other payables and accrued expenses of $535,000, primarily from increased accrued legal expenses and customer discounts. The cash provided by operations for fiscal 2018 primarily resulted from consolidated net income of $556,000 and an increase in accounts and other payables and accrued and other liabilities of $410,000.

Net cash provided by investing activities amounted to $8,000 for fiscal 2019, compared to $478,000 in net cash provided by investing activities in fiscal 2018. The cash provided by investing activities in 2019 primarily resulted from the proceeds of the sale of a fixed asset, less purchases of fixed assets. The cash provided by investing activities in 2018 primarily resulted from maturing certificates of deposit, a portion of which were not rolled over.

Net cash used in financing activities of $53,000 during the fiscal year ended May 31, 2019 resulted primarily from the distributions to the holder of the noncontrolling interest in the Company’s subsidiary, Logixtech Solutions, LLC. Net cash used in financing activities of $2,009,000 during the fiscal year ended May 31, 2018 resulted primarily from the payment of a cash dividend of $1,962,000 and a distribution to the holder of the noncontrolling interest in the Company’s subsidiary, Logixtech Solutions, LLC of $47,000.

The Company’s capital resource commitments at May 31, 2019 consisted of lease obligations on its branch and corporate facilities. The Company intends to finance these lease commitments from cash flow provided by operations, available cash and short-term marketable securities.

The Company’s cash and marketable securities were sufficient to enable it to meet its liquidity requirements during fiscal 2019.

Impact of New Accounting Standards

Effective June 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method. This update outlined a comprehensive new revenue recognition model designed to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires additional quantitative and qualitative disclosures. The adoption allows companies to apply the new revenue standard to reporting periods beginning in the year the standard is first implemented, while prior periods continue to be reported in accordance with previous accounting guidance. Since the adoption of Accounting Standards Codification (“ASC”) 606 did not have a significant impact on the recognition of revenue, and the Company did not have an opening retained earnings adjustment.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-08, Principal versus Agent Consideration (Topic 606). This update contains guidance on principal versus agent assessments when a third party is involved in providing goods or services to a customer. It specifies that an entity is a principal, and thus records revenue on a gross basis, if it controls a good or service before transferring the good or service to the customer. An entity is an agent, and thus records revenue on a net basis, if it arranges for a good or service to be provided by another entity. The Company adopted this ASU on June 1, 2018 as part of the adoption of ASC 606 and it did not have a significant impact.

In May 2016, the FASB issued ASU 2016-12, Narrow-Scope Improvements and Practical Expedients (Topic 606). This update provides certain clarifications to reduce potential diversity in practice and to simplify the standard. The amendments in ASU 2016-12 clarify the following key areas: assessing collectibility; presenting sales taxes and other similar taxes collected from customers; noncash consideration; contract modifications at transition; completed contracts at transition; and disclosing the accounting change in the period of adoption. The Company adopted this ASU on June 1, 2018 as part of the adoption of ASC 606 and it did not have a significant impact.

Revenues are recognized as control of the promised service is transferred to customers, in an amount that reflects the consideration expected in exchange for the services. Revenues from contract assignments are recognized over time, based on hours worked by the Company’s contract professionals. The performance of the requested service over time is the single performance obligation for assignment revenues. Certain customers may receive discounts (e.g., volume discounts, rebates, prompt-pay discounts) and adjustments to the amounts billed. These discounts, rebates and adjustments are considered variable consideration. Volume discounts are the largest component of variable consideration and are estimated using the most likely amount method prescribed by ASC 606, contracts terms and estimates of revenue. Revenues are recognized net of variable consideration to the extent that it is probable that a significant reversal of revenues will not occur in subsequent periods. Payment terms vary and the time between invoicing and when payment is due is not significant. There are no financing components to the Company’s arrangements. There are no incremental costs to obtain contracts and costs to fulfill contracts are expensed as incurred. The Company’s operations are primarily located in the United States.

The Company recognizes most of its revenue on a gross basis when it acts as a principal in its transactions. The Company has direct contractual relationships with its customers, bears the risks and rewards of its arrangements, and has the discretion to select the contract professionals and establish the price for the services to be provided. Additionally, the Company retains control over its contract professionals based on its contractual arrangements. The Company primarily provides services through its employees and to a lesser extent, through subcontractors; the related costs are included in cost of sales. The Company includes billable expenses (out-of-pocket reimbursable expenses) in revenue and the associated expenses are included in cost of sales.

Effective June 1, 2018, the Company adopted ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10), which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income. The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The adoption of this standard did not have significant impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which sets out the principle for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases and record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. An accounting policy election may be made to account for leases with a term of 12 months or less similar to existing guidance for operating leases today. ASU No. 2016-02 supersedes the existing guidance on accounting for leases. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which allows for an optional transition method for the adoption of Topic 842. The two permitted transition methods are now the modified retrospective approach, which applies the new lease requirements at the beginning of the earliest period presented, and the optional transition method, which applies the new lease requirements through a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 is effective for our fiscal year ending May 31, 2020 and the interim periods within that year. The Company will adopt this standard in the first quarter of fiscal 2020 using the optional transition method. The Company also intends to elect the practical expedients that allow us to carry forward the historical lease classification. The Company has established an inventory of existing leases and implemented a new process of evaluating the classification of each lease. The financial impact of the adoption of the new standard in the 2020 fiscal year is estimated to increase total assets and total liabilities by approximately $700,000. The financial impact of the adoption primarily relates to the capitalization of right-of-use assets and recognition of lease liability related to operating leases. The Company will implement changes to its processes and internal controls, as necessary, to meet the reporting and disclosure requirements of the new standard.

Critical Accounting Policies

The SEC defines “critical accounting policies” as those that require the application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

The Company’s significant accounting policies are described in Note 1 to its consolidated financial statements, contained elsewhere in this report. The Company believes that the following accounting policies require the application of management’s most difficult, subjective or complex judgments:

Estimating Allowances for Doubtful Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based on our historical experience, customer types, creditworthiness, economic trends and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. A significant change in the liquidity or financial position of any of our significant customers, or in their willingness to pay, could have a material adverse effect on the collectability of our accounts receivable and our future operating results.

Valuation of Marketable Securities

The Company classifies its marketable securities at acquisition as either (i) held-to-maturity, (ii) trading or (iii) available-for-sale. Based upon the Company’s intent and ability to hold its certificates of deposit to maturity (which maturities range up to 12 months), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates fair value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market price, which is Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings.

Valuation of Deferred Tax Assets

We regularly evaluate our ability to recover the reported amount of our deferred income tax assets considering several factors, including our estimate of the likelihood of the Company generating sufficient taxable income in future years during the period over which temporary differences reverse. Presently, the Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future. In the event that actual results differ from our estimates or we adjust these estimates in future periods, we may need to establish a valuation allowance against a portion or all of our deferred tax assets, which could materially impact our financial position or results of operations.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is a smaller reporting company and is therefore not required to provide this information.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of TSR, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TSR, Inc. and Subsidiaries (the Company) as of May 31, 2019 and 2018, and the related consolidated statements of operations, equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ CohnReznick LLP

We have served as the Company’s auditor since 2008.

Jericho, New York

August 29, 2019

TSR, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

May 31, 2019 and 2018

ASSETS

	2019	2018
Current Assets:

Cash and cash equivalents	$3,694,989	$5,323,437
Certificates of deposit and marketable securities	527,232	537,160
Accounts receivable:
Trade, net of allowance for doubtful accounts of $181,000 in 2019 and $185,000 in 2018	7,443,581	7,227,823
Other	5,321	2,094
	7,448,902	7,229,917

Prepaid expenses	118,482	98,344
Prepaid and recoverable income taxes	52,385	28,214
Total Current Assets	11,841,990	13,217,072

Equipment and leasehold improvements, at cost:
Equipment	104,223	100,980
Furniture and fixtures	111,107	111,107
Automobiles	-	19,323
Leasehold improvements	60,058	60,058
	275,388	291,468

Less accumulated depreciation and amortization	268,886	263,742
	6,502	27,726

Other assets	49,653	49,653
Deferred income taxes	636,000	78,000
Total Assets	$12,534,145	$13,372,451

See accompanying notes to consolidated financial statements.

TSR, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

May 31, 2019 and 2018

LIABILITIES AND EQUITY

	2019	2018
Current Liabilities:

Accounts and other payables	$574,540	$559,428
Accrued expenses and other current liabilities:
Salaries, wages and commissions	2,895,603	3,136,023
Other	956,965	196,990
	3,852,568	3,333,013

Advances from customers	1,190,014	1,211,232
Total Liabilities	5,617,122	5,103,673

Commitments and Contingencies

Equity:
TSR, Inc.
Preferred stock, $1.00 par value, authorized 500,000 shares; none issued	-	-
Class A Preferred Stock, Series One, authorized 30,000 shares at May 31, 2019 and 0 shares at May 31, 2018; none issued	-	-
Common stock, $0.01 par value, authorized 12,500,000 shares; issued 3,114,163 shares; 1,962,062 outstanding	31,142	31,142
Additional paid-in capital	5,102,868	5,102,868
Retained earnings	15,268,224	16,604,219
	20,402,234	21,738,229
Less: treasury stock, 1,152,101 shares, at cost	13,514,003	13,514,003
Total TSR, Inc. Equity	6,888,231	8,224,226
Noncontrolling Interest	28,792	44,552
Total Equity	6,917,023	8,268,778
Total Liabilities and Equity	$12,534,145	$13,372,451

See accompanying notes to consolidated financial statements.

TSR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended May 31, 2019 and 2018

	2019	2018

Revenue, net	$63,340,028	$64,989,995
Cost of sales	53,514,636	54,609,095
Selling, general and administrative expenses	11,672,946	9,471,523
	65,187,582	64,080,618
Income (loss) from operations	(1,847,554)	909,377
Other income (loss):
Interest and dividend income	22,309	12,381
Loss on sale of fixed asset	(2,882)	-
Unrealized gain (loss) from marketable securities, net	(8,928)	15,272
	10,499	27,653
Income (loss) before income taxes	(1,837,055)	937,030
Provision (benefit) for income taxes	(538,000)	381,000
Consolidated net income (loss)	(1,299,055)	556,030
Less: Net income attributable to noncontrolling interest	36,940	69,822
Net income (loss) attributable to TSR, Inc.	$(1,335,995)	$486,208
Basic and diluted net income (loss) per TSR, Inc. common share	$(0.68)	$0.25
Basic and diluted weighted average number of common shares outstanding	1,962,062	1,962,062

See accompanying notes to consolidated financial statements.

TSR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended May 31, 2019 and 2018

	Shares of common stock	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	TSR, Inc. equity	Non- controlling interest	Total equity
Balance at June 1, 2017	3,114,163	$31,142	$5,102,868	$16,118,011	$(13,514,003)	$7,738,018	$21,457	$7,759,475

Net income attributable to noncontrolling interest	-	-	-	-	-	-	69,822	69,822

Distribution to noncontrolling interest	-	-	-	-	-	-	(46,727)	(46,727)

Net income attributable to TSR, Inc.	-	-	-	486,208	-	486,208	-	486,208
Balance at May 31, 2018	3,114,163	31,142	5,102,868	16,604,219	(13,514,003)	8,224,226	44,552	8,268,778

Net income attributable to noncontrolling interest	-	-	-	-	-	-	36,940	36,940

Distribution to noncontrolling interest	-	-	-	-	-	-	(52,700)	(52,700)

Net loss attributable to TSR, Inc.	-	-	-	(1,335,995)	-	(1,335,995)	-	(1,335,995)
Balance at May 31, 2019	3,114,163	$31,142	$5,102,868	$15,268,224	$(13,514,003)	$6,888,231	$28,792	$6,917,023

See accompanying notes to consolidated financial statements.

TSR, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended May 31, 2019 and 2018

	2019	2018

Cash flows from operating activities:
Consolidated net income (loss)	$(1,299,055)	$556,030
Adjustments to reconcile consolidated net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	11,586	14,339
Unrealized (gain) loss from marketable securities, net	8,928	(15,272)
Loss on sale of fixed asset	2,882	-
Deferred income taxes	(558,000)	28,000

Changes in operating assets and liabilities:
Accounts receivable-trade	(215,758)	96,468
Other receivables	(3,227)	16,361
Prepaid expenses	(20,138)	78,053
Prepaid and recoverable income taxes	(24,171)	66,619
Accounts and other payables and accrued expenses and other current liabilities	534,667	409,549
Advances from customers	(21,218)	(119,482)
Net cash provided by (used in) operating activities	(1,583,504)	1,130,665

Cash flows from investing activities:
Proceeds from maturities of marketable securities	740,000	992,000
Purchases of marketable securities	(739,000)	(493,000)
Proceeds from sale of fixed asset	10,000	-
Purchases of equipment and leasehold improvements	(3,244)	(21,415)
Net cash provided by investing activities	7,756	477,585

Cash flows from financing activities:
Cash dividend paid	-	(1,962,062)
Distributions to noncontrolling interest	(52,700)	(46,727)
Net cash used in financing activities	(52,700)	(2,008,789)
Net decrease in cash and cash equivalents	(1,628,448)	(400,539)

Cash and cash equivalents at beginning of year	5,323,437	5,723,976
Cash and cash equivalents at end of year	$3,694,989	$5,323,437
Supplemental disclosures of cash flow data:
Income taxes paid	$52,000	$286,000

See accompanying notes to consolidated financial statements.

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

May 31, 2019 and 2018

(1)	Summary of Business and Significant Accounting Policies

(a)	Business, Nature of Operations and Customer Concentrations

TSR, Inc. and Subsidiaries (the “Company”) are primarily engaged in providing contract computer programming services to commercial customers located primarily in the Metropolitan New York area. The Company provides its customers with technical computer personnel to supplement their in-house information technology (“IT”) capabilities. In addition, beginning in fiscal 2017, the Company has provided and continues to provide administrative (non-IT) workers on a contract basis to two of its existing customers. In fiscal 2019, three customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 51.4%. The largest of these constituted 22.5% of consolidated revenue. In fiscal 2018, three customers each accounted for more than 10% of the Company’s consolidated revenue, constituting a combined 48.7%. The largest of these constituted 20.7% of consolidated revenue. The accounts receivable balances associated with the Company’s largest customers were $3,657,000 for three customers at May 31, 2019 and $3,692,000 for three customers at May 31, 2018. The Company operates in one business segment, contract staffing services.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of TSR, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c)	Revenue Recognition

Effective June 1, 2018, the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606), using the modified retrospective method. This update outlined a comprehensive new revenue recognition model designed to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard also requires additional quantitative and qualitative disclosures. The adoption allows companies to apply the new revenue standard to reporting periods beginning in the year the standard is first implemented, while prior periods continue to be reported in accordance with previous accounting guidance. Since the adoption of Accounting Standards Codification (“ASC”) 606 did not have a significant impact on the recognition of revenue, the Company did not have an opening retained earnings adjustment.

In March 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-08, Principal versus Agent Consideration (Topic 606). This update contains guidance on principal versus agent assessments when a third party is involved in providing goods or services to a customer. It specifies that an entity is a principal, and thus records revenue on a gross basis, if it controls a good or service before transferring the good or service to the customer. An entity is an agent, and thus records revenue on a net basis, if it arranges for a good or service to be provided by another entity. The Company adopted this ASU on June 1, 2018 as part of the adoption of ASC 606 and it did not have a significant impact.

In May 2016, the FASB issued ASU 2016-12, Narrow-Scope Improvements and Practical Expedients (Topic 606). This update provides certain clarifications to reduce potential diversity in practice and to simplify the standard. The amendments in ASU 2016-12 clarify the following key areas: assessing collectibility; presenting sales taxes and other similar taxes collected from customers; noncash consideration; contract modifications at transition; completed contracts at transition; and disclosing the accounting change in the period of adoption. The Company adopted this ASU on June 1, 2018 as part of the adoption of ASC 606 and it did not have a significant impact.

Revenues are recognized as control of the promised service is transferred to customers, in an amount that reflects the consideration expected in exchange for the services. Revenue from contract assignments are recognized over time, based on hours worked by the Company’s contract professionals. The performance of the requested service over time is the single performance obligation for assignment revenues. Certain customers may receive discounts (e.g., volume discounts, rebates, prompt-pay discounts) and adjustments to the amounts billed. These discounts, rebates and adjustments are considered variable consideration. Volume discounts are the largest component of variable consideration and are estimated using the most likely amount method prescribed by ASC 606, contracts terms and estimates of revenue. Revenues are recognized net of variable consideration to the extent that it is probable that a significant reversal of revenues will not occur in subsequent periods. Payment terms vary and the time between invoicing and when payment is due is not significant. There are no financing components to the Company’s arrangements. There are no incremental costs to obtain contracts and costs to fulfill contracts are expensed as incurred. The Company’s operations are primarily located in the United States.

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

The Company recognizes most of its revenue on a gross basis when it acts as a principal in its transactions. The Company has direct contractual relationships with its customers, bears the risks and rewards of its arrangements, and has the discretion to select the contract professionals and establish the price for the services to be provided. Additionally, the Company retains control over its contract professionals based on its contractual arrangements. The Company primarily provides services through its employees and to a lesser extent, through subcontractors; the related costs are included in cost of sales. The Company includes billable expenses (out-of-pocket reimbursable expenses) in revenue and the associated expenses are included in cost of sales.

(d)	Cash and Cash Equivalents

The Company considers short-term highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents were comprised of the following as of May 31, 2019 and 2018:

	2019	2018
Cash in banks	$3,072,218	$4,723,700
Money market funds	622,771	599,737
	$3,694,989	$5,323,437

(e)	Certificates of Deposit and Marketable Securities

The Company has characterized its investments in marketable securities, based on the priority of the inputs used to value the investments, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), and lowest priority to unobservable inputs (Level 3). If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Investments recorded in the accompanying consolidated balance sheets are categorized based on the inputs to valuation techniques as follows:

Level 1-	These are investments where values are based on unadjusted quoted prices for identical assets in an active market the Company has the ability to access.

Level 2-	These are investments where values are based on quoted market prices that are not active or model derived valuations in which all significant inputs are observable in active markets.

Level 3-	These are investments where values are derived from techniques in which one or more significant inputs are unobservable.

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

The following are the major categories of assets measured at fair value on a recurring basis as of May 31, 2019 and 2018 using quoted prices in active markets for identical assets (Level 1), significant other observable inputs (Level 2), and significant unobservable inputs (Level 3):

May 31, 2019	Level 1	Level 2	Level 3	Total

Certificates of Deposit	$-	$492,000	$-	$492,000
Equity Securities	35,232	-	-	35,232
	$35,232	$492,000	$-	$527,232

May 31, 2018	Level 1	Level 2	Level 3	Total

Certificates of Deposit	$-	$493,000	$-	$493,000
Equity Securities	44,160	-	-	44,160
	$44,160	$493,000	$-	$537,160

Based upon the Company’s intent and ability to hold its certificates of deposit to maturity (which maturities range up to 12 months at purchase), such securities have been classified as held-to-maturity and are carried at amortized cost, which approximates market value. The Company’s equity securities are classified as trading securities, which are carried at fair value, as determined by quoted market prices, which is a Level 1 input, as established by the fair value hierarchy. The related unrealized gains and losses are included in earnings. The Company’s certificates of deposit and marketable securities at May 31, 2019 and 2018 are summarized as follows:

May 31, 2019	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Recorded Value
Current
Certificates of Deposit	$492,000	$-	$-	$492,000
Equity Securities	16,866	18,366	-	35,232
	$508,866	$18,366	$-	$527,232

May 31, 2018
Current
Certificates of Deposit	$493,000	$-	$-	$493,000
Equity Securities	16,866	27,294	-	44,160
	$509,866	$27,294	$-	$537,160

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

The Company’s investments in marketable securities consist primarily of investments in certificates of deposit and equity securities. Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as length of time and extent to which fair value has been below cost basis, the financial condition of the issuer, and the Company’s ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market values.

(f)	Accounts Receivable and Credit Policies

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, creditworthiness and economic trends. From time-to-time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

(g)	Depreciation and Amortization

Depreciation and amortization of equipment and leasehold improvements has been computed using the straight-line method over the following useful lives:

Equipment	3 years
Furniture and fixtures	3 years
Automobiles	3 years
Leasehold improvements	Lesser of lease term or useful life

(h)	Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing income (loss) available to common stockholders of TSR, Inc. by the weighted average number of common shares outstanding. The Company had no stock options or other common stock equivalents outstanding during the fiscal years ended May 31, 2019 or 2018.

(i)	Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities at enacted rates expected to be in effect when such amounts are realized or settled. The effect of enacted tax law or rate changes is reflected in income in the period of enactment.

(j)	Fair Value of Financial Instruments

ASC Topic 825, “Financial Instruments,” requires disclosure of the fair value of certain financial instruments. For cash and cash equivalents, accounts receivable, accounts and other payables, accrued liabilities and advances from customers, the amounts presented in the consolidated financial statements approximate fair value because of the short-term maturities of these instruments.

(k)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to, provisions for doubtful accounts receivable and assessments of the recoverability of the Company’s deferred tax assets. Actual results could differ from those estimates.

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

(l)	Long-Lived Assets

The Company reviews its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its fair value.

(m)	Impact of New Accounting Standards

Effective June 1, 2018, the Company adopted ASU No. 2016-01, Financial Instruments-Overall (Subtopic 825-10), which requires all equity investments to be measured at fair value with changes in the fair value recognized through net income. The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The adoption of this standard did not have significant impact on the Company’s consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases, which sets out the principle for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to classify leases as either finance or operating leases and record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. An accounting policy election may be made to account for leases with a term of 12 months or less similar to existing guidance for operating leases today. ASU No. 2016-02 supersedes the existing guidance on accounting for leases. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements, which allows for an optional transition method for the adoption of Topic 842. The two permitted transition methods are now the modified retrospective approach, which applies the new lease requirements at the beginning of the earliest period presented, and the optional transition method, which applies the new lease requirements through a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 is effective for our fiscal year ending May 31, 2020 and the interim periods within that year. The Company will adopt this standard in the first quarter of fiscal 2020 using the optional transition method. The Company also intends to elect the practical expedients that allow us to carry forward the historical lease classification. The Company has established an inventory of existing leases and implemented a new process of evaluating the classification of each lease. The financial impact of the adoption of the new standard in the 2020 fiscal year is estimated to increase total assets and total liabilities by approximately $700,000. The financial impact of the adoption primarily relates to the capitalization of right-of-use assets and recognition of lease liability related to operating leases. The Company will implement changes to its processes and internal controls, as necessary, to meet the reporting and disclosure requirements of the new standard.

(n)	Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, certificates of deposit, marketable securities and accounts receivable. The Company places its cash equivalents with high-credit quality financial institutions and brokerage houses. The Company has substantially all of its cash in four bank accounts. At times, such amounts may exceed federally insured limits. The Company holds its marketable securities in brokerage accounts. The Company has not experienced losses in any such accounts. The Company’s accounts receivable represent 43 accounts with open balances as of May 31, 2019. As a percentage of revenue, the three largest customers among these 43 accounts consisted of 49.1% of the net accounts receivable balance at May 31, 2019.

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

(2)	Income Taxes

A reconciliation of the provision for income taxes computed at the federal statutory rates of 21.0% for fiscal 2019 and 28.6% (blended) for fiscal 2018 to the reported amounts is as follows:

	2019		2018
	Amount	%	Amount	%
Amounts at statutory federal tax rate	$(386,000)	(21.0)%	$268,000	28.6%
Noncontrolling interest	(8,000)	(0.4)	(20,000)	(2.1)
State and local taxes, net of federal income tax effect	(115,000)	(6.3)	83,000	8.9
Effect of rate change on deferred asset	-	-	32,000	3.4
Non-deductible expenses and other	(29,000)	(1.6)	18,000	1.9
	$(538,000)	(29.3)%	$381,000	40.7%

The components of the provision for income taxes are as follows:

		Federal	State	Total
2019:	Current	$(10,000)	$30,000	$20,000
	Deferred	(383,000)	(175,000)	(558,000)
		$(393,000)	$(145,000)	$(538,000)

2018:	Current	$236,000	$117,000	$353,000
	Deferred	28,000	-	28,000
		$264,000	$117,000	$381,000

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets at May 31, 2019 and 2018 are as follows:

	2019	2018
Allowance for doubtful accounts receivable	$52,000	$53,000
Accrued compensation and other accrued expenses	33,000	37,000
Net operating loss carryforwards	554,000	-
Equipment and leasehold improvement depreciation and amortization	1,000	(3,000)
Acquired client relationships	1,000	(1,000)
Unrealized gain	(5,000)	(8,000)
Total deferred income tax assets	$636,000	$78,000

The Company believes that it is more likely than not that it will realize the benefits of its deferred tax assets based primarily on the Company’s history of and projections for taxable income in the future. The federal net operating loss carryforwards may be used indefinitely and the state carryforwards are generally usable for 20 years.

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

The Company recognizes interest and penalties associated with tax matters as selling, general and administrative expenses and includes accrued interest and penalties with accrued and other liabilities in the consolidated balance sheets.

In the third quarter of fiscal 2018, the Company revised its estimated annual effective income tax rate to reflect a change in the federal statutory corporate income tax rate from 34% to 21%, resulting from legislation that was enacted on December 22, 2017. The rate change is administratively effective at the beginning of our fiscal year 2018, using a blended rate for the annual period. As a result, the blended statutory rate for the fiscal year ending May 31, 2018 is 28.6%.

In addition, the Company was required to recognize the change related to adjusting the deferred tax asset to reflect the new corporate tax rate. As a result, income tax expense reported for the year ended May 31, 2018 was adjusted to reflect the effects of the change in the tax law and resulting in a decrease in income tax expense of $21,000. This amount comprises a reduction of $53,000 in income tax expense for the year ended May 31, 2018 related to the lower corporate rate and a charge of $32,000 from the application of the newly enacted reduced rates to the existing net deferred tax asset balances.

In the third quarter of fiscal 2018, the Company discovered it had not filed required information returns related to a foreign bank account opened by a subsidiary in fiscal 2016 with contributions totaling approximately $25,000. The Company has accrued an expense of $30,000 with a charge to selling, general and administrative expenses for potential penalties that may be assessed. The Company will monitor this reserve periodically to determine if it is more-likely–than–not that penalties will be assessed. Changes to the reserve may occur due to changes in judgment, abatement, negotiation or expiration of the statute of limitations on the returns.

A reconciliation of the beginning and ending amount of unrecognized tax benefit as follows:

	2019	2018
Balance at beginning of fiscal year	$30,000	$-
Additions based on tax positions related to current year	-	-
Additions for tax positions of prior years	-	30,000
Reductions for tax positions of prior years	-	-
Settlements	-	-
Balance at end of fiscal year	$30,000	$30,000

The Company’s federal and state income tax returns prior to fiscal year 2016 are closed.

(3)	Commitments and Contingencies

A summary of noncancellable long-term operating lease commitments for facilities as of May 31, 2019 follows:

Fiscal Year	Amount
2020	$348,000
2021	209,000
2022	161,000
2023	40,000
2024	-
Thereafter	-
Total	$758,000

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

Total rent expenses under all lease agreements amounted to $388,000 and $369,000 in fiscal 2019 and 2018, respectively.

The Company has entered into employment agreements with two of its executive officers expiring in 2020 and 2022, respectively. The total remaining payments under these agreements is $1,495,000 at May 31, 2019.

(4)	Equity

Cash Dividend

On May 25, 2017, the Company declared a special cash dividend of $1.00 per common share payable on July 14, 2017 to shareholders of record on June 16, 2017. This dividend totaled $1,962,062 and was paid in fiscal 2018. The Company has no current plans to implement a quarterly dividend program or pay any other special cash dividend.

Common Stock Transactions

On July 24, 2018, the Company became aware that Joseph F. Hughes and Winifred Hughes filed Amendments to Statements on Schedule 13D (the “Schedules 13D”) with the United States Securities and Exchange Commission (the “SEC”) on that date, in which Joseph F. Hughes and Winifred Hughes disclosed that they had collectively sold 819,491 shares of the Company’s Common Stock, par value $0.01 per share (“Common Stock”) jointly held by them in a privately-negotiated transaction to Zeff Capital, L.P., QAR Industries, Inc. and Fintech Consulting LLC. The Schedules 13D stated that the sale closed on July 23, 2018. Joseph F. Hughes is the former Chairman and Chief Executive Officer of the Company. Zeff Capital, L.P., QAR Industries, Inc. and Fintech Consulting LLC acquired, in the aggregate, 41.8% of the Company’s shares of issued and outstanding Common Stock from Joseph F. Hughes and Winifred Hughes in this transaction. Amendments to Statements on Schedule 13D previously filed by Joseph F. Hughes and Winifred Hughes on July 17, 2018 attached an exhibit wherein it was stated that prior to the transaction described above, Zeff Capital, L.P. owned 77,615 shares or approximately 4% of the Company’s issued and outstanding Common Stock.

The Company became aware on August 23, 2018 that Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff filed an Amendment to Statement on Schedule 13D with the SEC disclosing the additional purchase by Zeff Capital, L.P. of an aggregate of 55,680 shares of Common Stock. As a result of these additional purchases of Common Stock, Zeff Capital, L.P., Zeff Holding Company, LLC and Daniel Zeff own a total of 437,774 shares of Common Stock, which represents approximately 22.3% of the Company’s issued and outstanding Common Stock.

The Company became aware on November 20, 2018 that QAR Industries, Inc. and Robert Fitzgerald filed an Amendment to Statement on Schedule 13D with the SEC disclosing that QAR Industries, Inc. and Robert Fitzgerald own a total of 139,869 shares of Common Stock, which represents approximately 7.1% of the Company’s issued and outstanding Common Stock.

Based upon the filings described above, Zeff Capital, L.P., QAR Industries, Inc. and Fintech Consulting LLC are the owners of an aggregate of 953,743 shares of Common Stock, which represents approximately 48.6% of the Company’s issued and outstanding Common Stock. Zeff Capital, L.P., QAR Industries, Inc. and Fintech Consulting LLC have not filed Statements on Schedule 13D stating that they are acting as a group.

Rights Plan / Preferred Stock

On August 29, 2018, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each share of Common Stock of the Company outstanding on August 29, 2018 (the “Record Date”) to the stockholders of record on that date. In connection with the distribution of the Rights, the Company entered into a Rights Agreement (the “Rights Agreement”), dated as of August 29, 2018, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Class A Preferred Stock, Series One, par value $0.01 per share (“Preferred Stock”), of the Company at a price of $24.78 per one one-hundredth of a share of Preferred Stock represented by a Right (the “Purchase Price”), subject to adjustment.

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

Distribution Date; Exercisability; Expiration

Initially, the Rights will be attached to all certificates for shares of Common Stock and no separate certificates evidencing the Rights (“Rights Certificates”) will be issued. Until the Distribution Date (as defined below), the Rights will be transferred with and only with shares of Common Stock. As long as the Rights are attached to the shares of Common Stock, the Company will issue one Right with each new share of Common Stock so that all such shares of Common Stock will have Rights attached.

The Rights will separate and begin trading separately from the Common Stock, and Rights Certificates will be issued to evidence the Rights, on the earlier to occur of (a) the Close of Business (as such term is defined in the Rights Agreement) on the tenth day following a public announcement, or the public disclosure of facts indicating, that a Person (as such term is defined in the Rights Agreement), group of affiliated or associated Persons or any other Person with whom such Person is Acting in Concert (as defined below) has acquired Beneficial Ownership (as defined below) of 5% or more of the outstanding Common Stock (an “Acquiring Person”) (or, in the event an exchange is effected in accordance with Section 27 of the Rights Agreement and the Board of Directors determines that a later date is advisable, then such later date) or (b) the Close of Business on the tenth Business Day (as such term is defined in the Rights Agreement) (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer the consummation of which would result in the Beneficial Ownership by a Person or group of 5% or more of the outstanding Common Stock (the earlier of such dates, the “Distribution Date”). As soon as practicable after the Distribution Date, unless the Rights are recorded in book-entry or other uncertificated form, the Company will prepare and cause the Right Certificates to be sent to each record holder of Common Stock as of the Close of Business on the Distribution Date.

An “Acquiring Person” will not include (i) the Company, (ii) any Subsidiary (as such term is defined in the Rights Agreement) of the Company, (iii) any employee benefit plan or employee stock plan of the Company or any Subsidiary of the Company, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (iv) any Person who or which, at the time of the first public announcement of the Rights Agreement, is a Beneficial Owner of 5% or more of the Common Shares then outstanding (a “Grandfathered Stockholder”). However, if a Grandfathered Stockholder becomes, after such time, the Beneficial Owner of any additional shares of Common Stock (regardless of whether, thereafter or as a result thereof, there is an increase, decrease or no change in the percentage of shares of Common Stock then outstanding beneficially owned by such Grandfathered Stockholder) then such Grandfathered Stockholder shall be deemed to be an Acquiring Person unless, upon such acquisition of Beneficial Ownership of additional shares of Common Stock, such Person is not the Beneficial Owner of 5% or more of the Common Stock then outstanding. In addition, upon the first decrease of a Grandfathered Stockholder’s Beneficial Ownership below 5%, such Grandfathered Stockholder will cease to be a Grandfathered Stockholder. In the event that after the time of the first public announcement of the Rights Agreement, any agreement, arrangement or understanding pursuant to which any Grandfathered Stockholder is deemed to be the Beneficial Owner of Common Stock expires, terminates or no longer confers any benefit to or imposes any obligation on the Grandfathered Stockholder, any direct or indirect replacement, extension or substitution of such agreement, arrangement or understanding with respect to the same or different shares of Common Stock that confers Beneficial Ownership of Common Stock shall be considered the acquisition of Beneficial Ownership of additional shares of Common Stock by the Grandfathered Stockholder and render such Grandfathered Stockholder an Acquiring Person for purposes of the Rights Agreement unless, upon such acquisition of Beneficial Ownership of additional shares of Common Stock, such Person is not the Beneficial Owner of 5% or more of the Common Stock then outstanding.

The Rights are not exercisable until the Distribution Date. The Rights will expire on the Close of Business on August 29, 2021 (the “Expiration Date”).

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

Redemption

At any time prior to the Close of Business on the earlier of (a) the tenth day following the Stock Acquisition Date or (b) the Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”). The “Stock Acquisition Date” is the first date on which there is a public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, or such earlier date as a majority of the Board of Directors becomes aware of the existence of an Acquiring Person. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Preferred Stock Rights

The Preferred Stock will not be redeemable. Each share of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors, (a) cash dividends in an amount per share (rounded to the nearest cent) equal to 100 times the aggregate per share amount of all cash dividends declared or paid on the Common Stock and (b) a preferential quarterly cash dividend (the “Preferential Dividends”) in an amount equal to $50.00 per share of Preferred Stock less the per share amount of all cash dividends declared on the Preferred Stock pursuant to clause (a) of this sentence. Each share of Preferred Stock will entitle the holder thereof to 100 votes per share, voting together with the holders of the Common Stock as a single class, except as otherwise provided in the Certificate of Designations of Class A Preferred Stock Series One filed by the Company with the Delaware Secretary of State or the Company’s Amended and Restated Certificate of Incorporation, as amended, or Amended and Restated By-laws. In the event of any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each outstanding share of Preferred Stock shall at the same time be similarly exchanged for or changed into the aggregate amount of stock, securities, cash and/or other property (payable in like kind), as the case may be, for which or into which each share of Common Stock is changed or exchanged, multiplied by 100. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, (a) no distribution shall be made to the holders of shares of stock ranking junior to the Preferred Stock unless the holders of the Preferred Stock shall have received the greater of (i) $100 per share of Preferred Stock plus an amount equal to accrued and unpaid dividends and distributions thereon or (ii) an amount equal to 100 times the aggregate amount to be distributed per share to holders of the Common Stock, and (b) no distribution shall be made to the holders of stock ranking on a parity upon liquidation, dissolution or winding up with the Preferred Stock unless simultaneously therewith distributions are made ratably to the holders of the Preferred Stock and all other shares of such parity stock in proportion to the total amounts to which the holders of shares of Preferred Stock are entitled under clause (a)(i) of this sentence and to which the holders of such parity shares are entitled, in each case upon such liquidation, dissolution or winding up.

The foregoing rights are protected by customary anti-dilution provisions.

The foregoing description of the rights of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designations of Class A Preferred Stock Series One.

Rights of Holders

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

(5)	Retirement Arrangement

Joseph F. Hughes, Chairman of the Board, Chief Executive Officer, President and Treasurer, retired on July 5, 2017. The Board of Directors of the Company elected Christopher Hughes, formerly Senior Vice President of TSR, Inc., to succeed Joseph F. Hughes as Chairman of the Board, Chief Executive Officer, President and Treasurer. Upon his retirement, the Board awarded Joseph F. Hughes a one-time founder’s bonus of $100,000. The Board also approved the continued payment by the Company of the remaining payments of the lease for the automobile used by Joseph F. Hughes until the lease expired in May 2018. Further, the Board approved the continued payment by the Company for health insurance coverage for Joseph F. Hughes and his spouse under the Company’s executive medical plan until May 31, 2018 and payments in lieu of the insurance coverage for two years thereafter. Joseph F. Hughes and his spouse have remained on the executive medical plan subsequent to May 31, 2018 at the Company’s expense in lieu of the direct payments to them for this coverage, saving the Company a small amount monthly. The total amount of these retirement benefits were accrued in the first quarter of fiscal 2018, resulting in charges amounting to $180,000, which were included in selling, general and administrative expenses for fiscal 2018.

(6)	Other Matters

From time to time, the Company is party to various lawsuits, some involving material amounts. Except as described below, management is not aware of any lawsuits to which the Company is a party.

On October 16, 2018, the Company was served with a complaint filed in the Supreme Court of the State of New York, Queens County, by Susan Paskowitz, a stockholder of the Company, against the Company; Joseph F. Hughes and Winifred M. Hughes; current and former directors Christopher Hughes, Raymond A. Roel, Brian J. Mangan, Regina Dowd, James J. Hill, William Kelly, and Eric Stein; as well as stockholders Zeff Capital, L.P. (“Zeff”), QAR Industries, Inc. (“QAR”) and Fintech Consulting LLC (“Fintech,” and collectively with Zeff and QAR, the “Zeff Group”). The complaint purports to be a class action lawsuit asserting claims on behalf of all minority stockholders of the Company. Ms. Paskowitz alleges the following: the sale by Joseph F. Hughes and Winifred M. Hughes of an aggregate of 819,491 shares of the Company’s common stock (“controlling interest”) to Zeff, QAR and Fintech was in breach of Joseph F. Hughes’ and Winifred M. Hughes’ fiduciary duties and to the detriment of the Company’s minority stockholders; the members of the Board of Directors of the Company named in the complaint breached their fiduciary duties by failing to immediately adopt a rights plan that would have prevented Joseph F. Hughes and Winifred M. Hughes from selling their shares and preserved a higher premium for all stockholders; Zeff, QAR, and Fintech are “partners” and constitute a “group.” Ms. Paskowitz also asserts that the Zeff Group aided and abetted Joseph F. Hughes’ and Winifred M. Hughes’ conduct and ultimately seeks to buy out the remaining shares of the Company at an unfair price.

On May 6, 2019, a stipulation dismissal was filed in this action with respect to defendants Joseph F. Hughes, Winifred M. Hughes, and Regina Dowd, in which the plaintiff and these defendants agreed to the dismissal of all claims asserted by and against them, without prejudice.

On June 14, 2019, Ms. Paskowitz filed an amended complaint against the members of the Board of Directors and the Zeff Group, which asserts substantially similar allegations to those contained in the October 11, 2018 complaint. In addition to the members of the Board of Directors named in the original complaint, the amended complaint names directors Ira Cohen, Joseph Pennacchio, and William Kelly as defendants. The amended complaint also asserts a derivative claim purportedly on behalf of the Company against the named members of the Board of Directors.

The amended complaint seeks declaratory judgment and unspecified monetary damages. The complaint requests: (1) a declaration from the court that the members of the Board of Directors named in the complaint breached their fiduciary duties by failing to timely adopt a stockholder rights plan, which resulted in the loss of the ability to auction the Company off to the highest bidder without interference from the Zeff Group; (2) damages derivatively on behalf of the Company for unspecified harm caused by the Directors’ alleged breaches of fiduciary duties; (3) damages and equitable relief derivatively on behalf of the Company for the Directors’ alleged failure to adopt proper corporate governance practices; and (4) damages and injunctive relief against the Zeff Group based on their knowing dissemination of false or misleading public statements concerning their status as a group. The complaint has not assigned any monetary values to alleged damages.

(Continued)

TSR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

May 31, 2019 and 2018

On July 15, 2019, the Company filed an answer to the amended complaint and cross-claims against the Zeff Group for breaches of their fiduciary duties, aiding and abetting breaches of fiduciary duties, and indemnification and contribution based on their misappropriation of material nonpublic information and their failure to disclose complete and accurate information in SEC filings concerning their group actions to attempt a creeping takeover of the Company.

In addition, on December 21, 2018, the Company filed a complaint in the United States District Court, Southern District of New York, against Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, QAR Industries, Inc., Robert Fitzgerald, Fintech Consulting LLC d/b/a ApTask, and Tajuddin Haslani for violations of the disclosure and anti-fraud requirements of the federal securities laws under Sections 13(d) and 14(a) of the Securities Exchange Act of 1934 (“Exchange Act”), and the related rules and regulations promulgated by the SEC, for failing to disclose to the Company and its stockholders their formation of a group and the group’s intention to seize control of the Company. The complaint requests that the court, among other things, declare that the defendants have solicited proxies without filing timely, accurate and complete reports on Schedule 13D and Schedule 14A in violation of Sections 13(d) and 14(a) of the Exchange Act, direct the defendants to file with the SEC complete and accurate disclosures, enjoin the defendants from voting any of their shares prior to such time as complete and accurate disclosures have been filed, and enjoin the defendants from further violations of the Exchange Act with respect to the securities of the Company. The Company has filed motions for preliminary injunction and expedited discovery. The court held an initial pretrial conference on April 23, 2019 during which it ordered the parties to participate in a mediation of the claims raised in the action. The parties subsequently participated in mediation sessions through the Court-annexed Mediation Program; however, no resolution has been reached.

Ms. Paskowitz has also filed a related action against Zeff Capital, L.P., Zeff Holding Company, LLC, Daniel Zeff, QAR Industries, Inc., Robert Fitzgerald, Fintech Consulting LLC, and Tajuddin Haslani in the Southern District of New York, which asserts claims against them for breach of fiduciary duty and under federal securities laws similar to those asserted in TSR’s action. Although TSR is not a party to Ms. Paskowitz’s action, the court has determined to treat TSR’s and Ms. Paskowitz’s actions as related.

The Company is engaged in discussions with the Zeff Capital LP, Zeff Holding Company LLC and Daniel Zeff, QAR Industries, Inc. and Robert Fitzgerald and Fintech Consulting LLC and Tajuddin Haslani (the “Investor Parties”) regarding the settlement of the proxy contest with Zeff Capital L.P. and all disputes and pending litigation between the Company and the Investor Parties described above.  The settlement terms under discussion involve, among other things, (a) the purchase of the shares of TSR, Inc. beneficially owned by the Investor Parties for cash by the Company and Christopher Hughes, Chairman, President, Treasurer and Chief Executive Officer of the Company; (b) a settlement payment by the Company to the Investor Parties for the settlement of the pending litigation involving them; and (c) certain actions with respect to the governance of the Company and the upcoming 2018 Annual Meeting of the Company’s Stockholders.  Inasmuch as settlement discussions are ongoing and certain material terms of the proposed settlement agreement have not been resolved, there can be no assurance that a settlement agreement will be reached.  The discussions do not purport to resolve the two pending litigations filed by TSR, Inc. stockholder, Susan Paskowitz

At this time, it is not possible to predict the outcome of any of these litigation matters or their effect on the Company and the Company’s consolidated financial position.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Disclosure Controls and Procedures. The Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer, of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on this evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures are effective.

Internal Control Over Financial Reporting. There was no change in the Company’s internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company’s most recently reported completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting. The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the Company’s management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management concluded that its internal control over financial reporting was effective as of May 31, 2019.

Internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

Item 9B. Other Information

None

Part III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item 10 is incorporated by reference to the Company’s definitive proxy statement in connection with the 2019 Annual Meeting of Stockholders.

Item 11. Executive Compensation

The information required by this Item 11 is incorporated by reference to the Company’s definitive proxy statement in connection with the 2019 Annual Meeting of Stockholders.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item 12 is incorporated by reference to the Company’s definitive proxy statement in connection with the 2019 Annual Meeting of Stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item 13 is incorporated by reference to the Company’s definitive proxy statement in connection with the 2019 Annual Meeting of Stockholders.

Item 14. Principal Accounting Fees and Services

The information required by this Item 14 is incorporated by reference to the Company’s definitive proxy statement in connection with the 2019 Annual Meeting of Stockholders.

Part IV

Item 15. Exhibits and Financial Statement Schedules

(a)	The following documents are filed as part of this report:

1. The consolidated financial statements as indicated in the index set forth on page 17.

Financial Statement Schedules have been omitted, since they are either not applicable, not required or the information is included elsewhere herein.

2. Exhibits as listed in Exhibit Index on page 42.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

TSR, INC.

By:	/s/ Christopher Hughes
Christopher Hughes, Chairman, Chief Executive Officer, President, Treasurer and Principal Executive Officer

Dated: August 29, 2019

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated.

/s/ Christopher Hughes
Christopher Hughes, Chairman, Chief Executive Officer, President, Treasurer and Principal Executive Officer

/s/ John G. Sharkey
John G. Sharkey, Sr. Vice President and Principal Accounting Officer

/s/ Raymond A. Roel
Raymond A. Roel, Director

/s/ Brian J. Mangan
Brian J. Mangan, Director

/s/ Ira Cohen
Ira Cohen, Director

/s/ Eric M. Stein
Eric M. Stein, Director

/s/ Joseph Pennacchio
Joseph Pennacchio, Director

/s/ William J. Kelly
William J. Kelly, Director

Dated: August 29, 2019

DIRECTORS

Christopher Hughes

Chairman of the Board,

Chief Executive Officer,

President and Treasurer

Ira D. Cohen

Director

Operating Partner

Updata Partners

William J. Kelly

Director

Brian J. Mangan

Director

Retired Senior Vice President

Finance

ABC Television Network

Joseph Pennacchio

Director

Retired Chief Executive Officer

West Point Home, Inc.

Raymond A. Roel

Director

Principal

Ray Roel Consulting LLC

Eric M. Stein

Director

Regional Director of Sales

Fortinet

OFFICERS

Christopher Hughes

Chairman of the Board,

Chief Executive Officer,

President and Treasurer

John G. Sharkey

Senior Vice President,

Chief Financial Officer

and Secretary

CORPORATE

HEADQUARTERS

400 Oser Avenue

Suite 150

Hauppauge, NY 11788

631-231-0333

SUBSIDIARY

TSR Consulting

Services, Inc.

New York City

420 Lexington Avenue

Suite #835

New York, NY 10170

212-986-4600

E-mail: tsrny@tsrconsulting.com

New Jersey

379 Thornall Street

6th Floor

Edison, NJ 08837

732-321-9000

E-mail: tsrnj@tsrconsulting.com

Long Island

400 Oser Avenue

Suite 150

Hauppauge, NY 11788

631-231-0333

E-mail: tsrli@tsrconsulting.com

TRANSFER AGENT

Continental Stock Transfer

1 State Street Plaza

30th Floor

New York, NY 10004

212-509-4000

AUDITORS

CohnReznick LLP

100 Jericho Quadrangle

Suite 223

Jericho, NY 11753

COUNSEL

Giordano, Halleran & Ciesla, P.C.

125 Half Mile Road

Suite 300

Red Bank, NJ 07701

Copies of the Company’s Form 10-K are available, without charge, to stockholders upon written request to: John G. Sharkey, Sr. Vice President, TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, NY 11788